

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 29, 2016

Marcus A. Lemonis
Chairman and Chief Executive Officer
Camping World Holdings, Inc.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

> **Re: Camping World Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 26, 2016**
> **File No. 333-211977**

Dear Mr. Lemonis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2016 letter.

Dilution, page 74

1. Please refer to your disclosure on page 76 that a $1.00 increase or decrease in the assumed initial public offering price of $22.00 per share would increase or decrease the dilution per share to new investors by approximately $0.13. Please provide us with your calculation supporting this change in dilution per share of $0.13.

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2016, page 85

2. We note your response to comment 7 and the revisions to footnote (5) related to the non-controlling interest reflected in the column labeled "Transaction Adjustments." We note that prior to the offering you will own 7,063,716 common units of CWGS, LLC and

CWGS, LLC will have total outstanding common units of 71,899,630; therefore, your ownership interest prior to the offering appears to be 9.8% and the non-controlling interest appears to be 90.2%. Please explain to us, and revise your disclosure to explain to your investors, why you are reflecting an economic interest in CWGS, LLC of 8.5% and a non-controlling interest of 91.5%. Also apply this comment to your calculation of net income attributable to non-controlling interests reflected in the column labeled "Transaction Adjustments" within your pro forma statements of income and as addressed in your response to comment 11.

Unaudited Pro Forma Consolidated Statement of Income for the Six Months Ended June 30, 2016, page 90

3. We note your response to the second bullet point of comment 13 concerning the amount of "net income available to Class A common shareholders – diluted." Please revise pro forma footnote 6(c) to clarify to your readers that you have tax effected the entire amount of income before taxes, similar to the information contained in your response, as we believe this is useful information for understanding how the amount of net income available to Class A common shareholders – diluted was derived.

4. We note that your calculation of pro forma basic and diluted earnings per share (EPS) includes in the denominator all shares of Class A common stock sold in this offering. Please note that the denominator in computing pro forma EPS should include only those common shares whose proceeds are being reflected in pro forma adjustments in the income statement, including those shares whose proceeds are being used to repay debt. Common shares whose proceeds will be used for general corporate purposes should not be used in computing pro forma EPS in accordance with Article 11 of Regulation S-X. Please revise your pro forma EPS calculation accordingly. Furthermore, please note that we will not object if you continue to present your current EPS data reflecting the issuance of all shares as an additional EPS calculation, provided it is labeled appropriately.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521, Lilyanna Peyser, Special Counsel at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Brent Moody, Chief Administrative and Legal Officer
        Marc Jaffe, Esq.
        Benjamin J. Cohen, Esq.